Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

Tel: +86 (21) -5089-6502

March 27, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance 100 F Street, NE

Washington, D.C. 20549

Attn: Madeleine Joy Mateo

Re:	Zhibao Technology Inc.
Registration Statement on Form F-1
Initially filed September 8, 2023, as amended
File No. 333-274431

Dear Ms. Mateo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhibao Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Friday, March 29, 2024, at 12:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Botao Ma
Botao Ma
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP